UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
 [ ] Form N-SAR
                                                      SEC FILE NUMBER 000-31903
                                                      CUSIP NUMBER 92719D 10 0
For Period Ended:   June 30, 2002
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
VINA Technologies, Inc.
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Full Name of Registrant

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Former Name if Applicable
39745 Eureka Drive
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Address of Principal Executive Office (Street and Number)
Newark, California  94560
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City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant previously announced on July 18, 2002 that it was undertaking a review of its financial results from prior quarters because the Registrant had become aware of an issue of whether some revenue recognized by it in the fourth quarter of 2001 may have been more properly recognized in 2002. As a result of its internal review, the Registrant has restated 2001 and first quarter 2002 financial statements because a product shipment in late December 2001 lacked a component required by the customer and therefore did not meet the Registrant's criteria for recognition of revenue upon shipment. The product was delivered with the missing component and payment was received from the customer during the first quarter of 2002. The amount of revenue involved was approximately $1.5 million. In addition, the Registrant independently discovered a $256,000 data entry error related to a fourth quarter 2001 transaction. This adjustment had previously been recorded in the first quarter 2002 financial results. This data entry error will be corrected in the restatement and will result in a decrease in fourth quarter 2001 revenue and a corresponding increase in first quarter 2002 revenue. The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 by the required filing date of August 14, 2002 because it needs additional time to make sure the impact of the restatement is properly reflected in the Quarterly Report. The Registrant currently expects to file the Quarterly Report not later than five calendar days after August 14, 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


   Stanley E. Kazmierczak         510                     492-0800
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          (Name)              (Area Code)            (Telephone Number)


     (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes     [ ] No

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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             VINA Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2002                        By:  /s/ W. Michael West
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                                                   W. Michael West, President
                                                   and Chief Executive Officer